GOLDMAN, SACHS & CO.	LEHMAN BROTHERS INC.
85 Broad Street	745 Seventh Avenue
New York, N.Y. 10004	New York, N.Y. 10019

August 4, 2005

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:                             K&F Industries Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-125117)

Dear Sirs:

As Representatives of the Underwriters of the Company’s proposed public offering, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (NYT), on August 8, 2005, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following approximate distribution of the Company’s preliminary prospectuses dated July 25, 2005 through the date hereof:

Preliminary Prospectus dated July 25, 2005:

21,721 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Act of 1934, including the delivery requirement contained in such Rule.

Very truly yours,

GOLDMAN, SACHS & CO.
LEHMAN BROTHERS INC.
As Representatives of the several Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Riva Lapidus
Riva Lapidus

LEHMAN BROTHERS INC.

By:	/s/ Arlene Salmonson
Arlene Salmonson
Vice President